STOCK PURCHASE AND SALE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into this 1st day of December, 2005, by and among Bridger Web, Inc. (hereinafter referred to as "Seller" and/or "Company"), a Montana corporation, and IC Places, Inc. (hereinafter collectively referred to as "Buyer"), a Florida corporation.

WHEREAS, the Seller is in the business of designing Internet web pages; and

WHEREAS, Luke Martin and Kevin McNew own all of the interests of Seller/Company, including all shares of outstanding common stock; and

WHEREAS, Seller desires to sell the shares of the Company to Buyer, and Buyer desires to purchase the shares of the Company, which comprise substantially all of the Company's assets, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, and subject to the accuracy of the representations and warranties of the parties, the parties hereto agree as follows:

I.

SALE AND PURCHASE OF THE SHARES

1.1   **Sale and Purchase.** Subject to the terms and conditions hereof, at the Closing (as defined in paragraph 1.2 below), Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase from Seller 50,000 Shares of the Company's Common Stock, which shall constitute 100% of the issued and outstanding Shares of Common Stock of the Company.

1.2   **Closing.** The purchase shall be consummated at a closing ("Closing") to take place at on 611 Campus #380, oklando FC the 16 day of December, 2005, or at such other time as may be mutually agreed upon by the parties.

1.3   **Purchase Price.** The aggregate purchase price ("Purchase Price") for the sale of the Company to IC Places, Inc. shall be equal to $600,000.00 dollars in common shares of IC Places, Inc. The amount of shares comprising the $600,000.00 purchase price will be calculated at the average price of the shares of IC Places, Inc. during the first three weeks (15 business days) that its stock is publicly traded. Thus, Closing cannot take place until at least fifteen business days after IC Places, Inc. stock begins public trading. The Seller shall receive the shares of IC Places, Inc. stock by the physical delivery of certificates representing the shares to Mr. Martin and Mr. McNew at the Closing set forth above. IC Places, Inc. will likewise receive the shares of the Company at the time of Closing by delivery of certificates representing the shares of the Company.

1.4   **Sellers Programming Commitment.** After the transaction set forth above has been completed, Seller agrees to allocate up to 40 hours per month to IC Places, Inc., for two years from the date of Closing. Any additional time requested by IC Places, Inc. would be bid on or billed at a reduced rate of $30/hour.

(a)   The Forty (40) hours of programming work allocated may be adjusted depending on the value at the time of IC Places Common Stock as set forth below.

Assuming the value of the stock is greater than $300,000 or has not declined by more than 50% Seller would work the full 40 hours per month at no cost to IC Places, Inc. Each percentage decline below $300,000 would reduce the 40 free hours by one half percent. Example: if the stock was worth $200,000 or 33% below $3000,000 Seller will reduce the hours by one half of 33%, or 16.5%, making the total hours of free labor approximately 33 and a half. If the total value of the stock is worth less than $35,000 Seller will not be required to provide any free labor.

The following chart sets forth how the adjustment will occur.

Value Of		Percentage Decline In Value Below $300,000	Percentage Decline in Hours	Hourly Commitment Per Month
$	300,000	0.00%	0.00%	40
$	250,000	16.67%	8.33%	36.67
$	200,000	33.33%	16.67%	33.33
$	150,000	50.00%	25.00%	30.00
$	100,000	66.67%	33.33%	26.67
$	50,000	83.33%	41.67%	23.33
$	35,000	—	—	0.00

1.5 **Other Agreements.** At the Closing, the indicated parties shall execute and deliver the following additional Agreements.

II.

REPRESENTATIONS AND WARRANTIES

2.1 **Representations and Warranties of Seller.** Seller represents and warrant to Buyer as follows:

(a) **Title to the Shares.** At Closing, Mr. Martin and Mr. McNew shall own an aggregate of 50,000 Shares of Common Stock in the Company (the "Shares"), free and clear of all liens, encumbrances, pledges, claims, options, charges and assessments of any nature whatsoever, with full right and lawful authority to transfer the Shares to Buyer. No person has any preemptive rights or rights of first refusal with respect to any of the Shares. There exists no voting Agreement, voting trust, or outstanding proxy with respect to any of the Shares. There are no outstanding rights, options, warrants, calls, commitments, or any other Agreements of any character, whether oral or written, with respect to the Shares.

(b) **Organization.** The Company is a corporation, validly existing and in good standing under the laws of the state of Montana. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. The Company is duly qualified and in good standing in each jurisdiction where its ownership of property or operation of its business requires qualification.

(c) **Authorized Capitalization.** The authorized capitalization of the Company consists of 50,000 shares of capital stock with a par value $.00 of which 0 shares have been issued and are outstanding. The Shares have been duly authorized, validly issued, are fully paid and non-assessable with no personal liability attaching to the ownership thereof and were offered, issued, sold and delivered by the Company in compliance with all applicable state and federal laws.

STOCK PURCHASE AGREEMENT
BRIDGER WEB, INC.
PAGE 2

(d) **Authority.** Seller has full power and lawful authority to execute and deliver the Shares and to consummate and perform the transaction contemplated hereby. This Agreement constitutes (or shall, upon execution, constitute) a valid and legally binding obligation upon Seller, enforceable in accordance with its terms. Neither the execution and delivery of this Agreements by Seller or the consent hereto by Company, nor the consummation and performance of the transaction contemplated thereby, conflicts with, requires the consent, waiver or approval of, results in a breach of or default under, or gives to others any interest or right of termination, cancellation or acceleration in or with respect to, any Agreement by which Seller/Company is a party or by which Seller or the Company or any of their respective properties or assets are bound or affected.

(e) **No Undisclosed Liabilities.** For the reasons set out above, there are no liabilities for which the Company is liable or will become liable in the future.

(f) **Authorizations.** The Company has no licenses, permits, approvals and other authorizations from any governmental agencies and any other entities that are necessary for the conduct of its business.

(g) **No Litigation.** There are no actions, suits, claims, complaints or proceedings pending or threatened against the Company, at law or in equity, or before or by any governmental department, commission, court, board, bureau, agency or instrumentality; and there are no facts which would provide a valid basis for any such action, suit or proceeding. There are no orders, judgments or decrees of any governmental authority outstanding that specifically apply to the Company or any of its assets.

2.2 **Representations and Warranties of Buyer.** Buyer represents and warrants to Seller as follows:

(a) **Authority.** Buyer has full power and lawful authority to execute this Agreement and to consummate and perform the transaction contemplated hereby. The Agreement constitutes (or shall, upon execution, constitute) a valid and legally binding obligation upon Buyer, enforceable in accordance with their terms. Neither the execution and delivery of the Agreement by Buyer, nor the consummation and performance of the transaction contemplated hereby, conflicts with, requires the consent, waiver or approval of, results in a breach of or default under, or gives to others any interest or right of termination, cancellation or acceleration in or with respect to, any Agreement by which Buyer are party or by which Buyer or any of their properties or assets are bound or affected.

(b) **Investment Intent.** Buyer is acquiring the Shares for its own account, for investment purposes only, and with a view to the sale or distribution of any part thereof, and Buyer has a present intention of selling, granting participation in, or otherwise distributing the same provided however that nothing represented hereby shall be interpreted as to preclude Buyer from engaging in and making the transfers necessary to accomplish a re-organization of the Company subsequent to closing. Buyer understands the specific risks related to an investment in the Shares, especially as it relates to the financial performance of the Company.


III.

COVENANTS


3.1 **Covenants of Seller.** Seller covenants and agrees that from the date hereof to the Closing without the prior written consent of Buyer:

(a) **Ordinary Course of Business.** Seller will operate the business of the Company only in the ordinary course and will use their best efforts to preserve the Company's business, organization, goodwill and relationships with persons having business dealings with them.

(b) **Maintain Books.** Seller will cause the Company to maintain its books, accounts and records in the usual, regular ordinary and sound business manner and in accordance with generally accepted accounting principles applied on a basis consistent with past practices.

(c) **No Amendments.** Seller will not permit the Company to amend its corporate charter or bylaws (or similar documents) without prior consent of Buyer and will cause the Company to maintain its corporate existence, licenses, permits, powers and rights in full force and effect.

(d) **No Disposition or Encumbrance.** Seller will not permit the Company to (1) dispose of or encumber any of its properties and assets, (2) discharge or satisfy any lien or encumbrance or pay any obligation or liability (fixed or contingent) except for previously scheduled repayment of debt, (3) cancel or compromise any debt or claim, (4) transfer or grant any rights under any concessions, leases, licenses, agreements, patents, inventions, proprietary technology or process, trademarks, service marks or copyrights, or with respect to any know-how, or (5) enter into or modify in any material respect or terminate any existing license, lease, or contract.

(e) **No Securities Issuances.** Seller will not permit the Company to issue any shares of any class of capital stock, or enter into any contract, option, warrant or right calling for the issuance of any such shares of capital stock, or create or issue any securities convertible into any securities of the Company except for the transaction contemplated herein.


IV.

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER TO CLOSE


The obligation of Buyer to close the Transaction contemplated hereby is subject to the fulfillment by Seller prior to Closing of each of the following conditions, which may be waived in whole or in part by Buyer:

4.1 **Compliance with Representations Warranties and Covenants.** The representations and warranties of Seller/Company contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made at the Closing. Seller/Company shall have performed all Agreements, covenants and conditions required to be performed by it prior to the Closing.

4.2   **No Legal Proceedings.** No suit, action or other legal or administrative proceeding before any court or other governmental agency shall be pending or threatened seeking to enjoin the consummation of the transaction contemplated hereby.

4.3   **Documents to be Delivered by Seller/Company.** Seller shall have delivered the following documents:

(a)   Stock certificates representing all of the Shares, duly endorsed to Buyer and in blank or accompanied by duly executed stock powers with medallion;

(b)   A copy of (I) the Certificate of Incorporation of the Company, certified as correct by the Company; and (ii) the Bylaws of the Company certified as correct by the Company (iii) a Certificate of Good Standing dated within 30 days of the date of closing;

(c)   All corporate and other records of or applicable to the Company included but not limited to, current and up-to-date minute books, stock transfer books and registers, books of account, leases and material contracts; and

(d)   Such other documents or certificates as shall be reasonably required by Buyer or its counsel in order to close and consummate this Agreement.

V.

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER TO CLOSE

The obligation of Seller/Company to close this transaction are subject to the fulfillment prior to Closing of each of the following conditions, any of which may be waived in whole or in part by Seller/Company:

5.1   **Compliance with Representations, Warranties and Covenants.** The representations and warranties made by Buyer in this Agreement shall have been true and correct when made and shall be true and correct in all material respects at the Closing with the sales force and effect as if made at the Closing, and Buyer shall have performed all Agreements, covenants and conditions required to be performed by Buyer prior to the Closing.

5.2   **No Legal Proceedings.** No suit, action or other legal or administrative proceedings before any court or other governmental agency shall be pending or threatened seeking to enjoin the consummation of the transaction contemplated hereby.

5.3 **Payments/Documents to be Delivered by Seller/Company.** Buyer shall have delivered the following documents:

(a)   Stock certificates representing the Shares of IC Places, Inc., in number as set forth in Section 1.3 herein, duly endorsed to Luke Martin and Kevin McNew and in blank or accompanied by duly executed stock powers with medallion;

(b)   A copy of (I) the Certificate of Incorporation of IC Places, Inc., certified as correct by the Company; and (ii) the Bylaws of IC Places, Inc. certified as correct by IC Places, Inc. (iii) a Certificate of Good Standing for IC Places, Inc. dated within 30 days of the date of closing;

(c)   Such other documents or certificates as shall be reasonably required by Seller or its counsel in order to close and consummate this Agreement.


VI.

MODIFICATION, WAIVERS, TERMINATION AND EXPENSES


6.1 **Modification and Waiver.** This Agreement may not be amended, modified or supplemented except by written agreement signed by the party against which enforcement of the amendment, modification or supplement is sought. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision. Buyer and Company/Seller may in writing extend the time for or waive compliance by the other with any of the covenants or conditions of the other contained herein. No waiver shall be binding unless executed in writing by the party making the waiver.

6.2 **Termination and Abandonment.** This Agreement may be terminated and the purchase of the Shares may be abandoned before the Closing:

(a)   By the mutual consent of Seller/Company and Buyer;

(b)   By Buyer, if the representations and warranties of Seller/Company set forth herein shall not be accurate, or the conditions precedent set forth in Article IV shall have not have been satisfied, in all material respects; or

(c)   By Seller/Company, if the representations and warranties of Buyer set forth herein shall not be accurate, or the conditions precedent set forth in Article V shall not have been satisfied in all material respects.

Termination shall be effective on the date of receipt of written notice specifying the reasons therefore.


VII.

MISCELLANEOUS


7.1 **Representations and Warranties to Survive.** Unless otherwise provided, all of the representations and warranties contained in this Agreement and in any certificate, exhibit or other documents delivered pursuant to this Agreement shall survive the Closing.

STOCK PURCHASE AGREEMENT
BRIDGER WEB, INC.
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7.2 **Binding Effect of the Agreement.** This Agreement and the certificates and other instruments delivered by or on behalf of the parties pursuant thereto, constitute the entire Agreement between the parties. The terms and conditions of the Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successor and assigns of the parties hereto. Nothing in the Agreement, expressed or implied, confers any rights or remedies upon any party other than the parties hereto and their respective heirs, legal representatives and assigns. This Agreement and stock certificates supersede all prior agreements, oral and written, between the parties to this Agreement.

7.3 **Applicable Law/Attorney Fees.** This Agreement is made pursuant to the laws of the State of Montana. The parties agree that this Agreement is to be construed and enforced according to the laws of the State of Montana and that jurisdiction lies with the Eighteenth Judicial District Court, Gallatin County, Montana. In the event that either party incurs costs and attorneys fees in enforcing this Agreement, the prevailing party is entitled to reimbursement of such costs and attorney fees.

7.4 **Mediation.** The parties are committed to avoiding resort to the legal process if at all possible. To this end, they agree to employ the services of an impartial mediator(s) if they are unable to reach a timely agreement between themselves in the event a dispute involving this agreement arises at any time in the future.

7.5 **Notices.** All notices, requests, demands and other publications hereunder shall be in writing and will be deemed to have been duly given when delivered or mailed, first class postage prepaid:

(a) If to Seller, to:
Name: Luke Martin
1627 W. Main St., #444
Bozeman,MT 59715

(b) If to Buyer, to:
Steven Samblis, Chairman
1C Places, Inc.
611 Campus Street, Suite 380
Celebration, Florida 34747

These addresses may be changed from time to time by written notice to the other parties.

7.6 **Headings.** The headings contained in this Agreement are for reference only and will not affect in any way the meaning or interpretation of this Agreement.

7.7 **Severability.** If any one or more of the provisions of this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable under applicable law this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. The remaining provisions of this Agreement shall be given effect to the maximum extent then permitted by law.

STOCK PURCHASE AGREEMENT
BRIDGER WEB, INC.
PAGE 7

IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement on the date first written above.



_____
Buyer (IC Places, Inc.)

By: Steven Samblis, Chairman
       IC Places, Inc.
       611 Campus Street, Suite 380
       Celebration, Florida 34747



_____
Seller (Bridger Web, Inc.)

By: Luke Martin
       1627 W. Main St., #444
       Bozeman, MT 59715



_____
Seller (Bridger Web, Inc.)

By: Kevin McNew
       1627 W. Main St., #444
       Bozeman, MT 59715

STOCK PURCHASE AGREEMENT
BRIDGER WEB, INC.
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